MoJoe Brewing Company, LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Suntrust Business Checking (3243)	44,544.80
Total Bank Accounts	**$44,544.80**
Other Current Assets	
Uncategorized Asset	145.00
Total Other Current Assets	**$145.00**
Total Current Assets	**$44,689.80**
TOTAL ASSETS	**$44,689.80**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Deferred Revenue	156,411.46
Total Other Current Liabilities	**$156,411.46**
Total Current Liabilities	**$156,411.46**
Long-Term Liabilities	
Convertible Notes	121,376.70
Family & Friend Loan	48,985.00
Paypal Obligation	6,018.21
Total Long-Term Liabilities	**$176,379.91**
Total Liabilities	**$332,791.37**
Equity	
Retained Earnings	-255,366.69
Net Income	-32,734.88
Total Equity	**$ -288,101.57**
TOTAL LIABILITIES AND EQUITY	**$44,689.80**

MoJoe Brewing Company, LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising	1,344.70
Bank Charges	495.42
Dues & Subscriptions	1,434.04
Legal & Professional Fees	2,043.26
Meals and Entertainment	769.68
Office Expenses	63.93
Other General and Admin Expenses	20,516.22
Promotional	74.00
R&D	509.76
Tradeshows & Conferences	26.50
Travel	897.76
Total Expenses	**$28,175.27**
NET OPERATING INCOME	**$ -28,175.27**
Other Income	
Account Testing	9.91
Total Other Income	**$9.91**
Other Expenses	
Miscellaneous	4,569.52
Total Other Expenses	**$4,569.52**
NET OTHER INCOME	**$ -4,559.61**
NET INCOME	**$ -32,734.88**

MoJoe Brewing Company, LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-32,734.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	-145.00
Deferred Revenue	3,945.16
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,800.16**
Net cash provided by operating activities	**$ -28,934.72**
FINANCING ACTIVITIES	
Convertible Notes	53,376.70
Net cash provided by financing activities	**$53,376.70**
NET CASH INCREASE FOR PERIOD	**$24,441.98**
Cash at beginning of period	20,102.82
CASH AT END OF PERIOD	**$44,544.80**

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

MoJoe Brewing Co., LLC
("the Company") is a corporation formed under the laws of the State of Maryland.
The Company derives revenue from the design and manufacture of patented brewing technology.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Total Current Assets
Total current assets includes the amount of cash on hand the company retains in its business bank account.

Family & Friends Loan
MoJoe Brewing Co. received a non-traditional ("Family & Friends" loan) of $37,500 and $23,000 in 2015 and 2016, respectively, or the purposes of R&D, Advertising, and Administrative costs. The loan is payable to Zachary Blott, carrying a 5% interest. Payments are flexible and non-scheduled, and the account is expected to paid in full by the end of 2018. See Attached Loan Agreements.

Paypal Obligation
MoJoe Brewing Co. was a victim of fraud in August 2015 and became liable for fraudulent purchases made on the MoJoe Brewing Co. website. The 'Paypal Obligation' is a 0% interest long term liability. Payments are flexible and non-scheduled, and the account is expected to be satisfied in full by the end of 2018.

Pre-Order Sales
Pre-order sales are sales conducted through Kickstarter.com and the MoJoe Brewing Co. website. The income from sales has been received, but the product has not been distributed to customers. This income is logged as deferred revenue.

Advertising Costs
Advertising costs include all costs associated with marketing advertising in relation to the Kickstarter crowdfunding launch (and activities leading up to the Kickstarter crowdfunding launch) and social media and remarketing related to pre-orders (Feb 2016-Dec 2016).

Line of Credit

The line of credit was secured from Kabbage.com for $25,000 for the purpose of advertising and operational costs. The line of credit was fully repaid in early 2016.

R&D
This cost represents the amount that was invested in developing and testing the product.

Salary
The company distributed a salary to the CEO (full-time founder) sparingly in 2016 and early 2017, and then regularly/monthly beginning May 2017.

NOTE C - NOTES PAYABLE

The Company has convertible notes ("the Notes") payable to five different parties. The Notes accrue interest at the rate of 5% per annum and has a five (5) year team.

NOTE D - SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before September 25, 2017, the date that the financial statements were available to be issued.